Exhibit 99.3
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
CHANGE OF DIRECTORS
AND
FURTHER INFORMATION IN RESPECT OF REMOVAL
AND ELECTION OF DIRECTORS AT ANNUAL GENERAL MEETING
Guangshen Railway Company Limited (the “Company”) received further proposals from Guangzhou Railway (Group) Company (“GR Company”), being the largest shareholder of the Company holding approximately 37.12% of the issued capital of the Company, that it intended to remove Mr. He Yuhua as director of the fifth session of the board of directors of the Company (the “Board”) due to change of management function and to appoint Mr. Xu Xiaoming and Mr. Guo Zhuxue as non-independent directors of the fifth session of the Board. Mr. Chen Min was designated as a proposed candidate to be elected as director of the fifth session of the Board in the annual general meeting of the Company which is scheduled to be held on Tuesday, 22 June 2010 (“AGM”). The Company has recently been informed by Mr. Chen, that he has declined to be named as a proposed candidate for directorship. As such, GR Company has given a written notice to the Company that GR Company would like to withdraw the proposal in respect of the appointment of Mr. Chen, and the Company will withdraw the proposed resolution in respect of the appointment of Mr. Chen as director of the fifth session of the Board at the AGM accordingly.
BIOGRAPHIES OF THE PROPOSED DIRECTORS
Xu Xiaoming, aged 54, graduated with a university degree and is a senior engineer. Mr. Xu worked at the railway department for many years. Mr. Xu had worked at different railway stations and sections, Railway Bureaus, Railway Sub-Bureaus and the Ministry of Railway. He has more than 30 years of experience in railway transportation management. From May 1973 to March 1996, Mr. Xu had served in technical and managerial positions at Xinyang electrical engineering section of Zheng zhou Railway Bureau (Zhengzhou Sub-bureau), the electrical engineering department of Zhengzhou Sub-bureau, and the electrical engineering section of Zhengzhou Railway Bureau respectively. From March 1996 to October 2002, Mr. Xu had served as the assistant to the director of Zhengzhou Railway Bureau (Zhengzhou Sub-bureau) and deputy-director thereof. From October 2002 to July 2005, he served as the deputy-director of Zhengzhou Railway Bureau. From July 2005 to May 2008, he served as the deputy-director of the Transportation Bureau of the Ministry of Railway and the chief officer of the department of infrastructure thereof. From May 2008 to May 2010, he served as the chief director of resources coordination of the Ministry of Railway. Since May 2010, he has been serving as the chairman of the board and secretary to the Party Committee of GR Company. Mr. Xu has never been subjected to any penalty or disciplinary actions imposed by the CSRC and its related authorities, or any other stock exchanges.
The term of office for Mr. Xu shall be the remaining term of the fifth session of the Board. In line with the Company’s remuneration and allowance package for the fifth session of the Board, Mr. Xu will not be entitled to any remuneration but will be entitled to an annual subsidy of RMB12,000 or RMB18,000 (if he is also appointed as the Chairman of the Board).
Guo Zhuxue, aged 43, graduated with a university degree and is a senior engineer. From August 1986 to September 1989, Mr. Guo had served in technical position at Beijing Railway Bureau (Beijing Sub-bureau). From September 1989 to May 2001, Mr. Guo had served as the resources coordination officer at the resources coordination department in the transportation coordination centre of the Transportation Bureau of the Ministry of Railway. From May 2001 to January 2008, he served various positions including the deputy-director and director of the resources coordination division and deputy-head of the resources coordination department of the Transportation Bureau of the Ministry of Railway respectively. Since January 2008, he has been serving as the deputy chairman to the board, general manager and deputy secretary to the Party Committee of GR Company respectively. Mr. Guo has never been subjected to any penalty or disciplinary actions imposed by the CSRC and its related authorities, or any other stock exchanges.
The term of office for Mr. Guo shall be the remaining term of the fifth session of the Board. In line with the Company’s remuneration and allowance package for the fifth session of the Board, Mr. Guo will not be entitled to any remuneration but will be entitled to an annual subsidy of RMB12,000.
Save as disclosed above, (i) each of Mr. Xu and Mr. Guo has no relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholders of the Company, (ii) each of Mr. Xu and Mr. Guo has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, and (iii) each of Mr. Xu and Mr. Guo does not have any other directorship held in listed public companies in the last three years or in their members of the group of the companies.
Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter relating to the appointment of Mr. Xu and Mr. Guo that needs to be brought to the attention of the shareholders of the Company.

FURTHER INFORMATION IN RESPECT OF THE REMOVAL AND ELECTION OF DIRECTORS AT THE ANNUAL GENERAL MEETING
A circular of the Company dated 29 April 2010 (the “Circular”) was despatched to the shareholder for the purpose of providing notice of the AGM. Since proposals regarding the (i) removal of Mr. He as director of the fifth session of the Board; (ii) the appointment of Mr. Xu and Mr. Guo as non-independent directors of the fifth session of the Board; and (iii) Mr. Chen’s declination as a proposed candidate for directorship of the fifth session of the Board and the Company’s withdrawal of the relevant resolution were all made after the despatch of the Circular, a supplemental circular containing details of Mr. Xu and Mr. Guo together with a new form of proxy containing the proposed resolutions for removal of Mr. He as director and for appointment of Mr. Xu and Mr. Guo as non-independent directors will be sent to the shareholders as soon as practicable.

By Order of the Board of
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary
Shenzhen, the PRC
18 May 2010
As at the date of this announcement, the Board of the Company consists of:
Executive Directors
He Yuhua
Shen Yi
Luo Qing
Non-executive Directors
Cao Jianguo
Li Liang
Yu Zhiming
Independent Non-executive Directors
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui